UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Ribbon Communications Inc.
(f/k/a Sonus Networks, Inc. )
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

762544104
(CUSIP Number)

Michael Lees
JPMorgan Chase & Co.
270 Park Avenue
New York, NY 10017
(212) 270-6000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 5, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 762544104	13D	Page 2 of 16 pages

1		Names of Reporting Persons JPMorgan Chase & Co.
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☒
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 49,940,222
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 49,940,222
11		Aggregate Amount Beneficially Owned by Each Reporting Person 49,940,222
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 46.9%
14		Type of Reporting Person HC, CO

CUSIP No. 762544104	13D	Page 3 of 16 pages

1		Names of Reporting Persons JPMC Heritage Parent LLC
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 48,190,718
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 48,190,718
11		Aggregate Amount Beneficially Owned by Each Reporting Person 48,190,718
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 45.2%
14		Type of Reporting Person OO

CUSIP No. 762544104	13D	Page 4 of 16 pages

1		Names of Reporting Persons OEP III Co-Investors, L.P.
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 0
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 0.0%
14		Type of Reporting Person PN

CUSIP No. 762544104	13D	Page 5 of 16 pages

1		Names of Reporting Persons OEP II Partners Co-Invest, L.P.
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,749,504
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,749,504
11		Aggregate Amount Beneficially Owned by Each Reporting Person 1,749,504
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 1.6%
14		Type of Reporting Person PN

CUSIP No. 762544104	13D	Page 6 of 16 pages

1		Names of Reporting Persons Heritage PE (OEP) III, L.P.
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 47,048,711
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 47,048,711
11		Aggregate Amount Beneficially Owned by Each Reporting Person 47,048,711
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 44.2%
14		Type of Reporting Person PN

CUSIP No. 762544104	13D	Page 7 of 16 pages

This Amendment No. 1 amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on November 6, 2017 (the “Original Schedule 13D”) (together with the Original Schedule 13D and this Amendment No. 1, this “Schedule 13D”) by the Reporting Persons (defined below) with respect to the Common Stock (as defined below) with respect to the Issuer (as defined below). The filing of any amendment to this Schedule 13D shall not be construed to be an admission that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended. Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Schedule 13D.

Item 1.	Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated as follows:
This statement on Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Ribbon Communications Inc. (f/k/a Sonus Networks, Inc.), a Delaware corporation (the “Issuer”) whose principal executive offices are located at 4 Technology Park Drive, Westford, Massachusetts 01866.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

(1) (2)	JPMorgan Chase & Co. (“JPMorgan Chase); JPMC Heritage Parent LLC (“JPMC Heritage Parent”);

(3)	OEP III Co-Investors, L.P. (“OEP III Co-Investors");

(4)	OEP II Partners Co-Invest, L.P. ("OEP II Partners Co-Invest”); and

(5)	Heritage PE (OEP) III, L.P. (“Heritage III” and, together with OEP III Co-Investors and OEP II Partners Co-Invest, the “OEP Limited Partners”).

Each of JP Morgan Chase and JPMC Heritage Parent is organized under the laws of the State of Delaware. Each of the OEP Limited Partners is organized under the laws of the Cayman Islands. The business address of OEP II Partners Co-Invest is 510 Madison Ave., 19th Floor, New York, NY 10022. The business address of each of the other Reporting Persons is 270 Park Avenue, 10th Floor, New York, New York 10017. The Reporting Persons are principally engaged in the business of investing in securities, including of the Issuer.
Information with respect to the directors and officers of JPMorgan Chase and the members of the investment committee of Heritage III (collectively, the “Related Persons”), including name, business address, present principal occupation or employment and the organization in which such employment is conducted, and citizenship is listed on the attached Schedule A, which is incorporated herein by reference.
During the last five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth on Schedule B, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On  December 5, 2018, JPMC Heritage Parent, an indirect wholly-owned subsidiary of JPMorgan Chase, acquired the 1,142,007 shares of Common Stock previously held by OEP III Co-Invest for a price of $6.83 price per share paid out of working capital.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:
(a) – (b)
The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 106,519,406 shares of Common Stock outstanding as of October 23, 2018.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
JPMorgan Chase & Co.	49,940,222	46.9%	0	49,940,222	0	49,940,222
JPMC Heritage Parent LLC	48,190,718	45.2%	0	48,190,718	0	48,190,718
OEP III Co-Investors, L.P.	0	0.0%	0	0	0	0
OEP II Partners Co-Invest, L.P.	1,749,504	1.7%	0	1,749,504	0	1,749,504
Heritage PE (OEP) III, L.P.	47,048,711	44.2%	0	47,048,711	0	47,048,711

OEP II Partners Co-Invest is the record holder of 1,749,504 shares of Common Stock. JPMC Heritage Parent is the record holder of 1,142,007 shares of Common Stock.  Heritage III is the record holder of 47,048,711 shares of Common Stock.
JPMorgan Chase is a publicly traded entity listed on the New York Stock Exchange, which is the sole member of JPMorgan Holdings LLC, which is the sole member of Banc One Financial LLC, which is the sole member of OEP Holdings LLC, which is the sole member of JPMC Heritage Parent LLC, which is the general partner of OEP General Partner III L.P., which is the general partner of Heritage III. As such, each of OEP Holding LLC, JPMC Heritage Parent and OEP General Partner III L.P. may be deemed to have or share beneficial ownership of the Common Stock held directly by Heritage III.  OEP II Partners Co-Invest is subject to certain contractual agreements and statutory obligations to acquire and vote shares side-by-side with Heritage III. By virtue of these agreements and obligations, JPMorgan Chase may be deemed to have or share beneficial ownership over the shares held directly by OEP II Partners Co-Invest.  Notwithstanding the above, JPMorgan Chase does not directly or indirectly own any interest in OEP II Partners Co-Invest.

(c)	Except as described in Item 3 of this Amendment No. 1, during the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Common Stock.

(d)	None.

(e)	On December 5, 2018, OEP III Co-Investors ceased to beneficially own any shares of Common Stock after the disposition of shares described in Item 3 of this Amendment No. 1.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:    December 7, 2018

JPMORGAN CHASE & CO.

By:	/s/ Michael T. Lees
Name:	Michael T. Lees
Title:	Executive Director

JPMC HERITAGE PARENT LLC

By:	/s/ Richard W. Smith
Name:	Richard W. Smith
Title:	President

OEP III CO-INVESTORS, L.P.
By: OEP Co-Investors Management III, Ltd., as General Partner

By:	/s/ Richard W. Smith
Name:	Richard W. Smith
Title:	President

OEP II PARTNERS CO-INVEST, L.P.
By: OEP II Partners Co-Invest, GP, Ltd., its General Partner

By:	/s/ David Han
Name:	David Han
Title:	Director

HERITAGE PE (OEP) III, L.P.
By: OEP General Partner III, L.P., as General Partner
By: JPMC Heritage Parent LLC, as General Partner

By:	/s/ Richard W. Smith
Name:	Richard W. Smith
Title:	President

SCHEDULE A
Set forth below is the name and present principal occupation or employment of each director and officer of JPMorgan Chase & Co. and each member of the investment committee of Heritage PE (OEP) III, L.P. The business address of each of the directors, executive officers and investment committee members is c/o JPMorgan Chase & Co, 270 Park Avenue, New York, NY, 10017, except for as follows: the business address for Patrick Dempsey is 383 Madison Avenue, New York, NY, 10179; the business address for James M. Collins is 4 New York Plaza, New York, NY, 10004; and the business address for Daniel E. Pinto is 25 Bank Street, Canary Wharf, London, E14 5JP, United Kingdom.
JPMorgan Chase & Co.
Directors and Executive Officers

Name	Present Principal Occupation or Employment	Citizenship
Linda B. Bammann	Director of JPMorgan Chase & Co. and Retired Deputy Head of Risk Management of JPMorgan Chase & Co.	United States

James A. Bell	Director of JPMorgan Chase & Co. and Retired Executive Vice President of the Boeing Company	United States

Stephen B. Burke	Director of JPMorgan Chase & Co. and Chief Executive Officer of NBCUniversal, LLC	United States

Todd A. Combs	Director of JPMorgan Chase & Co. and Investment Officer of Berkshire Hathaway Inc.	United States

James S. Crown	Director of JPMorgan Chase & Co. and President of Henry Crown and Company	United States

Timothy P. Flynn	Director of JPMorgan Chase & Co. and Retired Chairman and Chief Executive Officer of KPMG	United States

Mellody Hobson	Director of JPMorgan Chase & Co. and President of Ariel Investments, LLC	United States

Laban P Jackson, Jr.	Director of JPMorgan Chase & Co. and Chairman and Chief Executive Officer of Clear Creek Properties, Inc.	United States

Michael A. Neal	Director of JPMorgan Chase & Co. and Retired Vice Chairman of General Electric Company and Retired Chairman and Chief Executive Officer GE Capital	United States

Lee R. Raymond	Director of JPMorgan Chase & Co. and Retired Chairman and Chief Executive Officer of Exxon Mobil Corporation	United States

William C. Weldon	Director of JPMorgan Chase & Co. and Retired Chairman and CEO of Johnson & Johnson	United States

James Dimon	Chairman of the Board, Chief Executive Officer and President	United States

Ashley Bacon	Chief Risk Officer	United Kingdom

Lori A. Beer	Global Chief Information Officer	United States

Robin Leopold	Head of Human Resources	United States

Mary Callahan Erdoes	Chief Executive Officer of Asset & Wealth Management	United States

Stacey Friedman	General Counsel	United States

Marianne Lake	Chief Financial Officer	United States

Douglas B. Petno	Chief Executive Officer of Commercial Banking	United States

Daniel E. Pinto	Co-President & Co-Chief Operating Officer, and Chief Executive Officer of the Corporate & Investment Bank	Argentina

Peter L. Scher	Global Head of Corporate Responsibility	United States

Gordon A. Smith	Co-President & Co-Chief Operating Officer, and Chief Executive Officer of Consumer & Community Banking	United States

Heritage PE (OEP) III, L.P.
Investment Committee Members

Name	Present Principal Occupation or Employment	Citizenship
Richard W Smith	Managing Director – Head of Principal Investments	United States

Paul C. Hennessy	Managing Director – Principal Risk	United States

Marie A. Nourie	Managing Director –Chief Financial Officer for Chief Investment Office, Treasury and Private Investments	United States

Ana Capella Gomez-Acebo	Managing Director – Head of Strategic Investments & Heritage Private Equity	Spain

SCHEDULE B

On May 20, 2015, JPMorgan Chase announced settlements with the U.S. Department of Justice (“DOJ”) and the Federal Reserve relating to the JPMorgan Chase’s foreign exchange (FX) trading business. Under the DOJ resolution, JPMorgan Chase entered a plea of guilty to a single antitrust violation and agreed to pay a fine of $550 million. Judgment consistent with the terms of the plea agreement was entered on January 10, 2017. Under the resolution with the Federal Reserve, JPMorgan Chase has agreed to a fine of $342 million and has agreed to the entry of a Consent Order. The settlements also call for certain remedial actions.

On December 18, 2015, JPMorgan Bank, N.A (“JPMCB”) and J.P. Morgan Securities LLC (“JPMS”) entered into a settlement with the Securities and Exchange Commission (“SEC”) and JPMCB entered into a settlement with the Commodities Futures Trading Commission (“CFTC”),  regarding disclosures to clients by certain of JPMorgan's businesses concerning conflicts associated with the sale and use of proprietary products, such as JPMorgan mutual funds, and disclosures concerning the use of hedge funds that pay placement agent fees to JPMorgan Chase broker-dealer affiliates.  Under the settlement, JPMCB and JPMS paid penalties, disgorgement and interest totaling approximately $307 million.  In addition, the SEC found that JPMS violated Sections 206(2), 206(4) and 207 of the Investment Advisers Act of 1940 and Rule 206(4)-7 and that JPMCB violated Sections 17(a)(2) and 17(a)(3) of the Securities Act of 1933, and the CFTC found that JPMCB violated  Sections 4o(1)(B) of the Commodity Exchange Act and Regulation 4.41(a)(2).  As part of the settlement,  JPMS agreed to be censured and JPMS and JPMCB agreed to cease and desist from further violations.   In July 2016, JPMCB and JPMS also entered into a settlement with the Indiana Secretary of State (Securities Division) for $950,000 to resolve its investigation based on the same conduct as applied to Indiana clients that gave rise to the December 2015 SEC and CFTC settlements.

On November 17, 2016, JPMorgan Chase entered into a settlement with the SEC under which JPMorgan Chase, without admitting or denying the allegations, consented to the entry of an order (the “Order”) that finds that JPMorgan Chase violated Sections 13(B)(2)(A), 13(B)(2)(B) and 30A of the Exchange Act. The Order finds that JPMorgan Chase violated the Anti-Bribery provisions of the federal securities laws by corruptly providing valuable internships and employment to relatives and friends of foreign government officials (“Referral Hires”) in order to assist JPMorgan Chase in retaining and obtaining business. In addition, the Order finds that JPMorgan Chase violated the books and records provisions and the internal accounting controls provisions of the Foreign Corrupt Practices Act (“FCPA”) in conjunction with certain Referral Hires. The Order directs JPMorgan Chase to cease-and-desist from committing or causing any violations and any future violations of the above-enumerated statutory provisions. Additionally, the Order required JPMorgan Chase to pay a total of $105,507,668 in disgorgement and prejudgment interest of $25,083,737, which was paid on November 27, 2016. In addition, JPMorgan Chase was ordered to comply with certain undertakings, including reporting to the SEC staff periodically, at no less than nine-month intervals during a three-year term, the status of JPMorgan Chase’s remediation and implementation of compliance measures relating to FCPA and applicable anti-corruption laws, and certifying that JPMorgan Chase has made a good faith effort to comply with the undertakings.

JPMorgan Chase entered into another settlement on November 17, 2016 related to the same conduct referenced in the immediately preceding paragraph. JPMorgan Chase entered into a settlement with the Board of Governors of the Federal Reserve System (“FRB”) resulting in the FRB issuing an order (the “FRB Order”). The FRB Order directs JPMorgan Chase to cease-and-desist such conduct and to pay a civil money penalty of $61,932,500 which was paid on November 17, 2016. In addition, the FRB Order requires JPMorgan Chase to take the following steps: (a) submit an acceptable written plan, and timeline for implementation, to improve senior management’s oversight of JPMorgan Chase’s firm-wide compliance risk management program with regard to compliance with applicable U.S. laws and regulations and applicable internal policies and procedures in connection with the firm’s hiring of candidates who were referred, directly or indirectly, by foreign government officials and existing or prospective commercial clients (“Referral Hiring Practices”); (b) submit an acceptable written plan, and timeline for implementation, to enhance the effectiveness of JPMorgan Chase’s firm-wide compliance risk management program with regard to the oversight and implementation of anti-bribery processes and procedures in connection with the firm’s Referral Hiring Practices; and (c) submit an acceptable written plan, and timeline for implementation, to enhance the effectiveness of JPMorgan Chase’s compliance with internal policies and procedures as well as applicable U.S. laws and regulations in its Referral Hiring Practices.

In addition to the above matters, the Filing Parties have been involved in a number of other civil proceedings which concern matters arising in connection with the conduct of its business. Certain of such proceedings have resulted in findings of violations of federal or state securities laws. Such proceedings are reported and summarized in the JPMorgan Chase’s periodic reports on Forms 8-K, 10-Q and 10-K filed with the SEC, and in other regulatory reports, which descriptions are hereby incorporated by reference

Exhibit 1
JOINT FILING AGREEMENT
The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(k)(1). Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.
In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other on behalf of each of them of such a statement on Schedule 13D with respect to the Common Stock of Ribbon Communications Inc. beneficially owned by each of them. This Joint Filing Agreement shall be included as an exhibit to such Schedule 13D.
IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the 7th day of December, 2018.

JPMORGAN CHASE & CO.

By:	/s/ Michael T. Lees
Name:	Michael T. Lees
Title:	Executive Director

JPMC HERITAGE PARENT LLC

By:	/s/ Richard W. Smith
Name:	Richard W. Smith
Title:	President

OEP III CO-INVESTORS, L.P.

By:	OEP Co-Investors Management III, Ltd., as General Partner

By:	/s/ Richard W. Smith
Name:	Richard W. Smith
Title:	President

OEP II PARTNERS CO-INVEST, L.P.

By:	OEP II Partners Co-Invest, GP, Ltd., its General Partner

By:	/s/ David Han
Name:	David Han
Title:	Director

HERITAGE PE (OEP) III, L.P.

By:	OEP General Partner III, L.P., as General Partner

By:	JPMC Heritage Parent LLC, as General Partner

By:	/s/ Richard W. Smith
Name:	Richard W. Smith
Title:	President